UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

Suite 2020, 666 Burrard Street
Vancouver, British Columbia

V6C 2X8, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Orla Mining Ltd. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to incorporate by reference Exhibit 99.1 (Condensed Interim Consolidated Financial Statements for the Three and Nine Months ended September 30, 2025 and 2024) and Exhibit 99.2 (Management’s Discussion and Analysis for the Three and Nine Months ended September 30, 2025) into the registrant’s Registration Statements on Form S-8 (File No. 333-290273) and Form F-10 (File No. 333-290267), which were inadvertently left off of the Company’s Form 6-K originally filed with the Securities and Exchange Commission on November 12, 2025 (the “Original Report”). No other changes were made to the Original Report or to the exhibits attached thereto, and this Amendment No. 1 does not purport to, amend, update or restate the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was filed.

INCORPORATION BY REFERENCE

Exhibit 99.1 (Condensed Interim Consolidated Financial Statements for the Three and Nine Months ended September 30, 2025 and 2024) and Exhibit 99.2 (Management’s Discussion and Analysis for the Three and Nine Months ended September 30, 2025) to this Amendment No. 1 are incorporated by reference into this report and are hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statements on Form S-8 (File No. 333-272171), Form S-8 (File No. 333-290273) and Form F-10 (File No. 333-290267), each as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD.

Date: November 12, 2025	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2025 and 2024
99.2*	Management’s Discussion and Analysis for the three and six months ended September 30, 2025

 * Previously filed.